UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, CA 92660-3095

(949) 579-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Email to Participants in Mindspeed’s ESPP

Subject: Notice of Suspension and Termination of Employee Stock Purchase Plan

Dear ESPP Participant:

On November 5, 2013, Mindspeed Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M/A-COM Technology Solutions Holdings, Inc. (“M/A-COM”) and Micro Merger Sub, Inc., which, if completed, will result in the Company becoming a wholly-owned subsidiary of M/A-COM (the “Merger”).

Please read this notice carefully, as it explains the effect of the Merger on your current participation in the Mindspeed Technologies, Inc. Amended and Restated Employee Stock Purchase Plan (the “ESPP”).

Pursuant to the Merger Agreement, you will have one last opportunity to purchase shares of common stock of the Company under the ESPP before it is suspended. The current offering period will end, as currently scheduled, on November 30, 2013, and your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company on such date (the “Final Purchase”), unless you have withdrawn from participation in the ESPP before the Final Purchase. Please note that pursuant to the terms of the Merger Agreement, you may not increase your rate of payroll deductions for the current offering period.

Immediately following the Final Purchase, the ESPP will be suspended and there will be no further offering periods and you will no longer be able to have payroll deductions made to purchase shares of Company common stock under the ESPP. In addition, upon the Effective Time of the Merger (as such term is defined in the Merger Agreement), the ESPP will be terminated.

If you do not want to purchase shares of Company common stock on the Final Purchase date, you must withdraw from the ESPP by Wednesday, November 20, 2013. Your withdrawal notification must be received at Fidelity before 5:00 pm Pacific Time on Wednesday, November 20, 2013.

If you do not withdraw from the ESPP as described in this notice, your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company on November 30, 2013 and you will be a shareholder of the Company with respect to those shares. Similar to any other shareholder of the Company, you will have the right to tender your ESPP shares in accordance with the terms and conditions of the cash tender offer to be commenced by Micro Merger Sub, Inc. (the “Tender Offer”), in accordance with the terms of the Merger Agreement. More information regarding the Tender Offer will be provided in the Tender Offer Statement on Schedule TO that will be filed by M/A-COM and Micro Merger Sub, Inc., which will be available on the Securities and Exchange Commission’s (the “SEC”) Web site (http://www.sec.gov).

Please submit any questions you have regarding this notice by e-mail to Heidi Marsden, Stock Administration, at heidi.marsden@mindspeed.com.

Important Legal Information

No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Company common stock are made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, a related letter of transmittal and other offer documents) that M/A-COM and Micro Merger Sub, Inc., a wholly-owned subsidiary of M/A-COM, will file with the SEC. The Company will also file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, any amendments to these documents and any other documents relating to the tender offer will contain important information, including the terms and conditions of the tender offer, that should be read carefully and in their entirety before any decision is made with respect to the tender offer. Such materials will be made available to the Company’s stockholders at no expense to them after they are filed on the SEC’s Web site: www.sec.gov.

About Mindspeed Technologies

Mindspeed Technologies, Inc. (NASDAQ: MSPD) is a leading provider of network infrastructure semiconductor solutions to the communications industry. The company’s low-power system-on-chip (SoC) products are helping to drive video, voice and data applications in worldwide fiber-optic networks and enable advanced processing for 3G and long-term evolution (LTE) mobile networks. The company’s high-performance analog products are used in a variety of optical, enterprise, industrial and video transport systems. Mindspeed’s products are sold to original equipment manufacturers (OEMs) around the globe.

About MACOM

M/A-COM Technology Solutions Holdings, Inc. (www.macomtech.com) is a leading supplier of high performance RF, microwave, and millimeter wave products that enable next-generation internet and modern battlefield applications. Recognized for its broad catalog portfolio of technologies and products, MACOM serves diverse markets, including CATV, wireless and optical communications infrastructure, satellite, radar, automotive, industrial, medical, and mobile devices. A pillar of the RF and microwave industry, we thrive on more than 60 years of solving our customers’ most complex problems.

Headquartered in Lowell, Massachusetts, MACOM is certified to the ISO9001 international quality standard and ISO14001 environmental management standard. MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

MACOM, M/A-COM, M/A-COM Technology Solutions, M/A-COM Tech, Partners in RF & Microwave, The First Name in Microwave and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners.

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements based on Mindspeed’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, in addition to statements relating to Mindspeed’s business, financial results and prospects, statements concerning the MACOM transaction, including those regarding the potential date of closing of the acquisition; the potential for the divestiture of Mindspeed’s wireless business; potential benefits and synergies; and other financial and business expectations. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this communication reflect Mindspeed’s current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause those events or our actual activities or results to differ materially from those expressed in any forward-looking statement. Although Mindspeed believes that the expectations reflected in the forward-looking statements are reasonable, it cannot and does not guarantee future events, results, actions, levels of activity, performance or achievements. For example, there can be no assurances with respect to either the closing of the MACOM transaction or a divestiture of Mindspeed’s wireless business. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, among others, the potential that the tender offer will not be successfully completed; the lack of a binding agreement with respect to the divestiture of Mindspeed’s wireless business to a proposed third party and the risk that the divestiture may not be completed; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; failure to achieve expected synergies and other anticipated benefits of the transaction; and other risks and uncertainties generally affecting Mindspeed’s business, including fluctuations in our operating results and the potential for future operating losses; loss of or diminished demand from one or more key distributors; our ability to develop and introduce new products successfully; pricing pressures; whether we continue to sustain losses and consume cash in our operations; customer and employee uncertainty arising from the announcement of the transaction with MACOM and the potential divestiture of our wireless business; and the potential for intellectual property or other litigation. Additional risks and uncertainties that could cause our actual results to differ from those set forth in any forward-looking statements are discussed in more detail under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012, our most recent Quarterly Report on Form 10-Q, and our future filings with the Securities and Exchange Commission.

Notice to Investors

The tender offer for the outstanding shares of common stock of Mindspeed described in this communication has not yet commenced. This communication is for informational purposes only and is not an offer to purchase any shares of Mindspeed or a solicitation of an offer to sell securities. At the time the tender offer is commenced, MACOM will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and Mindspeed will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Mindspeed stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Mindspeed Investor Relations Contact:

Mindspeed Technologies, Inc.

Kevin Trosian

VP, Corporate Development and Investor Relations

+1 949.579.3111

Investor.Relations@Mindspeed.com